November 4, 2024

Shane O'Kelly
Chief Executive Officer
Advance Auto Parts, Inc.
4200 Six Forks Road
Raleigh, NC 27609

       Re: Advance Auto Parts, Inc.
           Form 10-K for Fiscal Year Ended December 30, 2023
           File No. 001-16797
Dear Shane O'Kelly:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance